ALLSTATE LIFE INSURANCE COMPANY
LAW AND REGULATION DEPARTMENT
3100 Sanders Road, J5B
Northbrook, IL 60062

Allen Reed
Direct Dial 847 402-5745
Attorney

March 1, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:           Allstate Life Insurance Company
Registration Statement on Form S-3, File No. 333-178570

Ms. Samuel:

Pursuant to our discussion on February 9th and on the 27th, please find attached materials to be filed tomorrow morning via EDGAR ASCII  in connection with Allstate Life Insurance Company’s RightFit Post Effective Amendment No. 1 to Form S-3 (File Nos. 333-178570; CIK No. 0000352736) (“Prospectus”).  For ease of review, I have attached:

(1)        Response to Staff’s comments, including a recital of comments and our responses, with page cross-references to the blacklined Prospectus:

(2)        The Blacklined Prospectus:

(3)           A clean copy of the Prospectus:

(4)           A copy of the Tandy Letter related to the Prospectus:

(5)           A copy of acceleration request to March 8:

If I can be of any assistance to facilitate this review, please feel free to contact me directly at (847) 402–7085.

Sincerely,

/s/ Allen R. Reed

Allen R. Reed
Senior Attorney
Financial Law & Regulation
Allstate Financial
Tel: (847) 402-7085
FAX: (847) 402-3781
Email: aree9@allstate.com